Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.10B of The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited has published the “Announcement of China Southern Airlines Company Limited in Relation to Obtaining Approval from China Securities Regulatory Commission Regarding Public Issuance of Corporate Bonds by the Holding Subsidiary to Qualified Investors” on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose.

By order of the Board
China Southern Airlines Company Limited
Xie Bing

Company Secretary

Guangzhou, the People’s Republic of China

8 May 2017

As at the date of this announcement, the Directors include Wang Chang Shun, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.

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Stock short name: China South Air	Stock Code: 600029	Notice No.: Lin 2017-022

Announcement of China Southern Airlines Company Limited

in relation to obtaining approval from China Securities Regulatory Commission regarding public issuance of corporate bonds by the HOLDING subsidiary to qualified investors

The board of directors of the Company and all of its members confirm that the contents of this announcement do not contain misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

On 8 May 2017, Xiamen Airlines Company Limited (hereinafter referred to as the "Xiamen Airlines"), a holding subsidiary of China Southern Airlines Company Limited (hereinafter referred to as the "Company"), received the "Approval in Relation to the Public Issuance of Corporate Bonds by Xiamen Airlines Company Limited to Qualified Investors" (Zheng Jian Xu Ke No. [2017]605) (the "Approval") issued by China Securities Regulatory Commission ("CSRC"). Details of the approvals are as follows:

I.      The public issuance of corporate bonds (the "Corporate Bonds") with gross nominal value of no more than RMB5 billion by Xiamen Airlines to qualified investors is hereby approved.

II.     The Corporate Bonds will be issued in multiple tranches with the first tranche to be completed within 12 months from the date of the Approval by CSRC and the issuance of remaining tranches must be completed within 24 months from the date of the Approval by CSRC.

III.    The issuance of Corporate Bonds should be conducted strictly in accordance with the prospectus submitted to CSRC.

IV.    The Approval shall be valid for a period of 24 months from the date of Approval.

V.     Xiamen Airlines must, on a timely basis, report any significant events which occur after the date of the Approval and before the completion of the Corporate Bonds issuance and deal with such events in accordance with the relevant rules and regulations.

Xiamen Airlines will select an appropriate time to proceed with all matters in connection with the issuance of the Corporate Bonds by tranches within the scope authorized by the board of directors of the Company, based on the fund needs and debt repayment arrangements as appropriate in accordance with the relevant laws and regulations, the Approval documents of CSRC and the requirement from the board of directors of the Company. The Company will fulfill its relevant obligation of information disclosure in a timely manner based on the progress of the issuance.

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Board of Directors of

China Southern Airlines Company Limited

8 May 2017

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